

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2011

Via Facsimile
J. Chad Guidry
Chief Executive Officer
ATVROCKN
1813 Winners Cup Dr.
Las Vegas, NV 89117

> **Re: ATVROCKN**
> **Registration Statement on Form S-1**
> **Filed September 19, 2011**
> **File No. 333-176909**

Dear Mr. Guidry:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that the selling securityholder acquired the shares to be registered recently for the same price for which the shares are initially being offered, and, upon conversion, the shares would represent approximately 86% and 100% of the company's outstanding shares of common stock and outstanding shares of common stock held by non-affiliates, respectively. As a result, we note that the offering appears to be an indirect primary offering. Given the nature and size of the offering, please advise regarding your basis for determining that the offering is appropriately characterized as an offering that is eligible to be made pursuant to Rule 415(a)(1)(i) of the Securities Act of 1933. Alternatively, identify Legal Beagle Services as an underwriter on the cover page and throughout (not "may be deemed to be an underwriter") and include a fixed sales price to the public for the duration of the offering. In addition, please make conforming changes throughout the prospectus (e.g. Calculation of Registration Fee table, The Offering, Plan of Distribution, etc.).

2. We note throughout the prospectus that you refer to the registered preferred stock as "Series A Callable and Convertible Preferred," "convertible preferred," "preferred shares," "Series A convertible preferred shares," and "Series A Preferred." Please revise to define the registered preferred stock after the term's initial use and then to consistently refer to such defined term throughout the prospectus.

3. We note the reference date of August 31, 2011 used throughout the prospectus. Please revise the associated disclosure, as applicable, to provide the information as of a more recent date.

Registration Statement Cover Page

4. Please revise your "Primary Standard Industrial Classification Code Number" to be 3714.

5. Please provide an explanation for the inclusion of footnote 5 to the "Calculation of Registration Fee" table since the filing of this registration statement was your initial filing.

Prospectus Cover Page

6. Please revise the prospectus cover page to more clearly distinguish between the offerings being conducted by the company and the selling securityholder. For example, the first paragraph indicates that the selling securityholder is offering 500,000 shares of your common stock which conflicts with your disclosure elsewhere in the prospectus. The terms and conditions of each offering should be clarified. Refer to Item 501(b) of Regulation S-K. Please also revise the prospectus throughout accordingly.

7. We note your disclosure in the third paragraph that the "offering will terminate when all 500,000 shares are sold or if not all of the shares are sold, the offering will close on December 31, 2011, unless we terminate it earlier." Please revise to clarify whether or not there may be extensions to the offering period. If there may be extensions to the offering period revise to state the duration of such extensions. Refer to Item 501(b)(8)(iii) of Regulation S-K. Please also revise the prospectus throughout accordingly.

8. We note your disclosure in the second sentence of the fourth paragraph that "[you] will not receive any of the proceeds from the shares of common stock sold by the selling shareholders." Please revise to clarify that you will not receive any of the proceeds from the sale of preferred or common stock by the selling securityholder. Please also revise the prospectus throughout accordingly.

9.   We note that the disclosure in the fifth paragraph related to the "penny stock" rules is focused on your common stock. To the extent applicable, please revise to also address your preferred stock. Please also revise the last sentence of this paragraph to clarify that your preferred stock is not traded on NASDAQ or any recognized stock exchange. Please also revise the prospectus throughout accordingly.

10. We note your disclosure in the sixth paragraph that you intend to apply for quotation of your common stock on the OTC Bulletin Board after the closing of the offering. Please revise the summary to clarify that there is no trading market for your preferred stock or common stock, you intend to apply for quotation of your common stock on the OTC Bulletin Board, you will require the assistance of a market-maker to apply for quotation and there is no guarantee that a market-maker will agree to assist you. Please also revise to indicate, if true, that you have no current plans to apply to have your preferred stock listed or quoted on any exchange or inter-dealer quotation system. Refer to Item 501(b)(4) of Regulation S-K. Please also revise the prospectus throughout accordingly.

11. We note your cross-reference to the Risk Factors section included after the sixth paragraph. Please revise to highlight this cross-reference in prominent type or another manner. Refer to Item 501(b)(5) of Regulation S-K.

Prospectus Summary, page 3

Our Company, page 3

12. Please revise to briefly provide a more detailed summary of your business and current operations to include the steps you have taken to date to become an operating company. Briefly describe your products and clarify that you market and distribute "housing molding" products to place audio equipment and lighting on 4 wheel drive vehicles such as ATVs and UTVs. Also clarify, if true, that you do not manufacture any of your products. Further, briefly explain how you will market your products. To the extent that you discuss future business plans here, the discussion should be balanced with a brief discussion of the time frame for implementing future plans, the steps involved, any obstacles involved before you can commence the planned operations and the need for any additional financing. If additional financing may not be available, please clarify that.

13. We note that your auditor has issued a going concern opinion and your disclosure in the third paragraph that you "do not expect to generate sufficient revenues in the next 12 months to sustain [your] operations." Please revise to disclose your monthly "burn rate," pre and post-offering, and the month you will run out of funds without additional capital. Also revise to state, if true, that you must raise additional capital in order to continue operations and to implement your plan of operations and disclose the amount of funds and uses for those funds that you will need for the next 12 months.

14. We note your disclosure in the third paragraph that you have generated no revenues and have incurred losses since your inception. Please revise to quantify the net losses that you have incurred since your inception on December 27, 2010.

15. Please revise the sixth paragraph to include the telephone number of your principal executive offices. Refer to Item 503(b) of Regulation S-K.

The Offering, page 4

16. Please revise to more clearly distinguish between the offerings being conducted by the company and the selling securityholder. The summary of each offering should be clarified to include, without limitation, any necessary revisions based upon our previous comments on the terms and conditions of each offering.

Selected Financial Data, page 5

17. Please revise to present the included information in a table or other readable format so that investors can clearly distinguish the information applicable to each presented period.

Risk Factors, page 6

18. We note that you are registering common stock and preferred stock. We also note that a number of the risk factors only reference your common stock and that you have only included risk factors related to your common stock. Please revise, to the extent applicable, to include any risk factors specific to investing in your preferred stock. For example, consider, without limitation, including risk factors related to your preferred stocks' lack of dividend and voting rights, any conversion limitations placed on your preferred stock, and, if true, your intention not to apply to have your preferred stock listed or quoted on any exchange or inter-dealer quotation system.

19. We note that you have outstanding Series B Preferred Stock which appears to have a priority interest in the payment of interest on amounts loaned to you and to your assets upon liquidation, dissolution or winding up. Please revise to include a risk factor to discuss your Series B Preferred Stock and any preferential rights such series may possess. Please also revise to include a risk factor to discuss that you have authorized and unissued Series B Preferred Stock and authorized, unissued and undesignated Series C Preferred Stock that may be issued in the future.

20. We note your disclosure in the Recent Sales of Unregistered Securities section on page II-3 that you have issued a promissory note in the principal amount of $25,000 to Dan Berger. Please revise to include a risk factor to discuss any risks related to this promissory note. Please also file a copy of this promissory note as a material contract.

21. Please revise to include a risk factor to quantify the anticipated costs of being a public company and clarify, if true, that you may not be able to absorb the costs of being a public company.

Risk Factors Relating to Our Financial Condition, page 6

We may not be able to attain profitability without additional funding, page 7

22. Please revise to quantify the net losses that you have incurred since your inception on December 27, 2010. Also revise to quantify your expected near term and long term additional financing requirements which are necessary to continue operations and to implement your plan of operations.

Company Risk Factors, page 7

If we fail to offer a broad selection of products, page 9

23. Please revise to quantify the number of products that you currently offer and clarify that you have only produced one prototype.

Natural disasters or acts of terrorism could disrupt services, page 10

24. We note your disclosure in the last sentence of the first paragraph that natural disasters or acts of terrorism may increase "revenues and profitability related to tag jobs, special projects and other higher margin work necessitated by the disaster." Please advise what types of tag jobs, special projects or other higher margin work you expect in these situations given your current plan of operations to focus on ATV accessories, or, alternatively, delete this language.

Risk Factors Relating to Our Common Stock and This Offering, page 12

Investors cannot withdraw funds once invested, page 12

25. We note your disclosure that the offering may last as long as six months. Please reconcile such disclosure with your disclosure on the prospectus cover page that that the offering of your common stock by the company will terminate on December 31, 2011. Also revise page 19 accordingly.

Future sales of shares by existing controlling stockholders, page 12

26. Given your status as a "shell company," please revise to discuss any limitations imposed by Rule 144(i) of Securities Act of 1933.

There are no commitments to purchase any of our common stock, page 13

27. Please revise to clarify that as there is no minimum amount to be raised in this offering, investors may lose their entire investment if the offering does not raise enough funds to sustain your business.

Use of Proceeds, page 16

28. Please revise the first sentence to clarify that you will not receive any of the proceeds from the sale of preferred stock or common stock being offered by the selling securityholder. Please also revise the prospectus throughout accordingly.

29. Please reconcile your disclosure in the Other Expenses of Issuance and Distribution section on page II-1 that you anticipate offering expenses of $10,647 with your disclosure here. It appears that the full amount of your anticipated offering expenses is not fully deducted from the gross proceeds. Please revise to clearly indicate that the gross proceeds from the offering will be insufficient to cover your anticipated offering expenses, detail the amount of any shortfall under the various funding scenarios and disclose the source of funds necessary to cover any shortfall. To the extent cash on hand will be used to fund any shortfall or to the extent that cash on hand in the past was used to prepay certain offering expenses, please revise to clarify these facts. Please also revise the "Use of Proceeds" caption of The Offering section on page 4 accordingly.

Dilution, page 17

30. We note your disclosure that your pro forma net tangible book value after the offering will be $11,423. We note that this amount does not factor in your anticipated offering expenses of $10,647. Please revise your pro forma net tangible book value calculation to factor in your anticipated offering expenses and revise this section accordingly.

Selling Security Holders, page 18

31. We note that the registration statement registers preferred and common stock to be offered by the selling securityholder. We also note that this section focuses on the sale of common stock by the selling securityholder. Please revise this section accordingly.

32. The table on page 18 lists "Legal Beagle Services" as the only selling securityholder. However, you have made references to selling securityholders throughout the prospectus. Please revise the prospectus throughout accordingly.

33. Please briefly provide disclosure regarding the transactions from which the selling securityholder received its shares. Also, file as exhibits any material agreements regarding those transactions.

34. We note that the beneficial ownership information has been provided as of August 31, 2011. Please revise footnote 1 to provide the beneficial ownership information as of the most recent practicable date.

35. We note that the selling securityholder is a legal entity. Please revise footnote 2 to disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that securityholder. In this regard, we note that footnote 2 only discloses the natural person who retains ultimate voting power. Please revise.

36. Please tell us whether the selling securityholder is a broker-dealer or an affiliate of a broker-dealer.

Determination of Offering Price, page 19

37. Please revise to clarify how the offering price of the registered preferred and common stock was determined. In this regard, we note that the first paragraph should be revised to clearly disclose the fixed offering price for each registered security to include the various factors considered in determining such offering price. Refer to Item 505 of Regulation S-K.

Plan of Distribution, page 19

38. Please revise to eliminate any unnecessary repetition in this section. We note, for example, the last three paragraphs on page 21.

39. Please revise to remove any language which indicates that the selling securityholder will be able to sell common stock at-the-market once your common stock is quoted on the OTC Bulletin Board. Please revise the first paragraph on page 21 and the Selling Security Holder Distribution section on page 22 accordingly.

Blue Sky Restrictions on Resale, page 24

40. We note that the disclosure in this section related to Blue Sky restrictions is focused on your common stock. To the extent applicable, please revise to also address your preferred stock. Please also revise the prospectus throughout accordingly.

Expenses of Issuance and Distribution, page 24

41. Please remove all references to the NASD that appear in this section and throughout the prospectus, as the NASD no longer exists. Please revise as applicable.

Description of Securities, page 25

42. Please reconcile your disclosure in the first paragraph that you have 15,000 share of authorized preferred stock with your Article of Incorporation which authorizes 15,000,000 shares of preferred stock in varying series.

43. Please revise the second sentence of the first paragraph to also disclose the number of issued and outstanding shares of Series B Preferred Stock.

44. Please delete the seventh paragraph of this section in its entirety since you have issued and outstanding preferred stock.

Preferred Stock, page 25

45. Please revise each description of your Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock to more fully describe the rights and privileges that attach to each series. Refer to Items 202(a)(1) and 202(a)(4) of Regulation S-K. In this regard, we note that the Series A Preferred Stock and Series B Preferred Stock Designations include additional information regarding the rights and privileges of each series. For example, please revise, without limitation, to discuss in greater detail the dividend, liquidation and voting rights of each series. Additionally, with respect to the Series A Preferred Stock, please revise to discuss in greater detail the conversion of the Series A Preferred Stock into your common stock, the conversion procedures related thereto and any adjustments to the conversion rate.

Shares Eligible For Future Sale, page 26

Special provisions for "Shell Companies," page 26

46. Please revise the first sentence of the first paragraph to remove the phrase "providing for the six month holdings period."

Description of Business, page 28

47. Please revise the Company History and Overview sections here and the Our Company section on page 3 to provide a clear picture of your business and current operations at the time of effectiveness and, in particular, its anticipatory nature. Please revise to discuss in greater detail the steps you have taken to date to become an operating company. In this regard, we note your current disclosure is general in nature and you have not discussed the specific current operations. We also note that you discuss your anticipated marketing strategy but you have not discussed the estimated timeline and related costs. To the extent you discuss your future plans for operations, the discussion should be balanced

with a time frame for implementing future plans, the material steps involved and any obstacles involved before you can commence the planned operations, including the need for additional financing. If financing is currently not available, please make that clear.

Overview, page 28

48. Please revise to clarify, if true, that you have not sold any products to date.

49. We note your disclosure that you plan to market a black generic plastic housing audio/lighting unit that will fit on 80% of all ATV's on the market. Please revise to provide objective substantiation for this statement. Marketing language that cannot be objectively substantiated should be removed. To the extent this statement represents your belief, please revise accordingly and state the basis for this belief.

50. Please revise the last sentence of the third paragraph on page 28 to state as a belief of management.

Graphics, page 28

51. We note that you produce "plastic housing units" to place audio equipment and lighting on 4 wheel vehicles. However, the photos on pages 28-29 appear to depict audio equipment for vehicles. Please revise to remove any photos that do not depict products and/or services owned or provided by you. We also note that the two included photos appear identical. Please revise.

Stock-and-Ship Fulfillment, page 29

52. We note that you have only produced one prototype to date and have limited operations to date. Since you do not appear to have commenced the manufacturing or distribution of your products, please revise this section to reflect the anticipatory nature of your business and current operations at the time of effectiveness. All expectations should be clearly identified as such. Please revise accordingly.

53. Please disclose the name of your contract manufacturer. Refer to Item 101(h)(4)(v) of Regulation S-K. Please also advise whether you have a written agreement with your contract manufacturer. In addition, please file a copy as a material contract. Please also revise the Sources and Availability of Raw Materials section on page 30 accordingly.

Marketing Strategy, page 30

54. We note your disclosure that you plan to sell 48 floor samples to various distributors and market your product with 12-volt distributors. Please revise to discuss the costs and time frame associated with producing 48 floor samples and executing your marketing strategy. Please also revise to include balancing language that there is no guarantee that you will be able to execute your marketing strategy either due to working capital constraints or due to distributor and dealer interest. Further clarify that your marketing plan may not be accepted by the Polaris, Yahama and Kawaski dealerships.

55. Please describe what a 12-volt distributor is in relation to your business.

56. Please revise to explain what "cannibalize any sales from the dealers" means.

Pricing of Product, page 30

57. Please revise to discuss your manufacturing cost per unit and discuss in greater detail how the price per unit to distributors was determined. To the extent your pricing disclosure is based on management's reasonable estimates, please include disclosure to that effect.

Research and Development, page 31

58. We note that you have only produced one prototype of your principal product to date. Please revise to discuss in greater detail when your black generic plastic audio/lighting unit will be ready for manufacture and distribution by your contract manufacturer. To the extent additional research and development costs will be necessary, please revise to quantify such costs.

59. We note your disclosure that you are in the process of designing and engineering a roof mounted sound and lighting system for the Polaris models. Please revise to discuss in greater detail the research and development costs associated with this new product, your anticipated time frame to complete development, and, if true, the need for future financing. Please also disclose whether you have any agreements with Polaris.

Management's Discussion and Analysis or Plan of Operation, page 32

Plan of Operation, page 32

60. Please revise here and the Business Plan Timeline section on page 34 to include a more detailed plan of operations for the next twelve months and then to the point of revenue generation. In the discussion of your plan of operations, please balance the discussion by including specific information regarding each material event or proposed step required to pursue your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your plan of operations. For example, discuss your marketing plans and state when you plan to hire additional employees as disclosure on page 8 suggests that you cannot implement your business plan if you do not hire additional employees. If financing is currently not available to you, please make that clear.

Business Plan Timeline, page 34

61. We note your disclosure in the last paragraph that additional funding is not a prerequisite to acquiring inventory or marketing your products. Please reconcile this statement with your limited cash balance, your current liabilities, and your statements throughout the prospectus that you anticipate losses in the future and that you may not have sufficient cash flow to continue to operate for the next 12 months.

62. As it appears that offering expenses will be more than your offering proceeds, please explain how you will use the proceeds for "funding" to market your products.

Liquidity and Capital Resources, page 35

63. We note your limited cash balance, your current liabilities, your expectation to incur losses over the next two years, and your statements throughout the prospectus that you may not have sufficient cash flow to continue to operate for the next 12 months. Please revise to quantify your expected near term, i.e. less than 12 months, and long term, i.e. greater than 12 months, financing requirements which are necessary to implement your plan of operations, the timing of such demands, and the impact on the company if the funding cannot be obtained.

Cash Requirements, page 36

64. We note that you plan on using funds raised by the offering to market and advertise your plastic housing product. However, we note that you may not have sufficient offering proceeds from the sale of shares of your common stock to accomplish such goal. Please revise throughout to clarify or advise.

Directors, Executive Officers, Promoters, and Control Persons, page 37

65. We note your disclosure that Mr. Guidry has experience as a former executive officer of fully reporting companies. Please revise to balance the disclosure on page 37 by clarifying that the public reporting companies were blank check companies when Mr. Guidry served as an executive officer.

Executive Compensation, page 40

Involvement in Certain Legal Proceedings, page 41

66. Please revise to include the information required by Item 401(f) of Regulation S-K. In this regard, we note that Item 401(f) of Regulation S-K has a ten year look-back period for each of the types of legal proceedings covered by Items 401(f)(1) through (8) of Regulation S-K. Please revise accordingly.

Audit Committee Financial Expert, page 41

67. Please reconcile your disclosure in this section that you do not have an audit committee financial expert with your disclosure in the Auditors; Code of Ethics; Financial Expert section on page 41 that Mr. Guidry is your board's financial expert.

Security Ownership of Certain Beneficial Owners and Management, page 42

68. Please revise footnote 1 and 2 to clarify the number of outstanding shares of common stock before and after the conversion of your preferred stock upon which the associated percentages are based. In this regard, we note that each footnote only discusses your outstanding shares of the preferred stock and the conversion of such preferred stock.

69. We note your disclosure that there are no arrangements which will result in a change of control. However, we note that after the conversion of the preferred shares into shares of your common stock, Legal Beagle Services will own 86.2% of your common stock. Please revise.

Year Ended May 31, 2011 Financials (audited):

Notes to Financial Statements

Note 9. Secured Note Payable, page F-12a

70. Please disclose the (i) maturity date of the loan and (ii) all loan and interest payment dates and the respective amount of each. For example, you currently disclose that the loan will accrue interest of $1,250 per quarter until the note is paid-in-full, with the first

payment due on August 31, 2011, but you did not clarify whether the payment due on August 31, 2011 is solely interest, solely principal or interest and principal together. Please conform the disclosure in the notes to the interim financial statements as well.

Note 10. Fixed Asset Depreciation, page F-12a

71. We note that you purchased a two piece mold for $12,524 which you have capitalized as a fixed asset. However, the disclosure on page 34 states that you incurred $12,524 to design and build an audio/lighting housing unit prototype. Please clarify for us and in your filing whether you have capitalized the costs related to the prototype or a mold used to produce the audio/lighting housing unit.

Back Cover Page of Prospectus

72. We note your disclosure on the back cover page of the prospectus that "5,000,000" shares of common stock are being registered. Please reconcile the back cover page of the prospectus with the registration statement cover page which details the registration of preferred and common stock in differing amounts.

73. Please revise to include the "Dealer Prospectus Delivery Obligation" legend. Refer to Item 502(b) of Regulation S-K.

Undertakings, page II-5

74. Please delete Sections 4(A) and 4(B) in their entirety and replace with the undertaking set forth in Item 512(a)(5)(ii) of Regulation S-K.

75. Please revise to include the undertaking set forth in Item 512(h) of Regulation S-K.

Signatures, page II-7

76. Please revise the second half of your signature page to include the signature of your principal executive officer, principal financial officer and your controller or principal accounting officer. To the extent Mr. Guidry is also signing in the aforementioned capacities, please revise to clarify. Refer to Instruction 1 to Signatures on Form S-1.

Exhibit 5.1

77. Please have counsel revise the opinion, and specifically the first paragraph, to clarify the dual nature of the offering. In this regard, we note that the first paragraph should be revised to more clearly distinguish between shares being offered by the company and the shares being offered by the selling securityholder.

78. Please have counsel revise the second numbered opinion to opine that (i) the 500,000 shares of common stock being offered by the company will be legally issued, fully paid and non-assessable, (ii) the 1,250,000 shares of Series A Preferred Stock being offered by the selling securityholder are legally issued, fully paid and non-assessable, and (iii) the 125,000,000 shares of common stock being offered by the selling securityholder upon conversion of the Series A Preferred Stock in accordance with the company's Articles of Incorporation and the Series A Preferred Stock Designation will be legally issued, fully paid and non-assessable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Aamira Chaudhry at (202) 551-3389 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren T. Nguyen

Loan Lauren T. Nguyen
Special Counsel